U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, WI 53202

February 3, 2006

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Sir or Madam:

Transmitted herewith on behalf of the Trust and its series, the Greenville Small Cap Growth Fund (the “Fund”), is a preliminary proxy statement for the Fund in preparation for a special shareholder meeting tentatively scheduled for March 17, 2005. The purpose of the shareholder meeting is to approve a New Investment Advisory Agreement among the Trust, on behalf of the Fund, and its investment advisor.

This filing contains the following documents in preparation for the Fund’s special shareholder meeting:

1.	A Letter to Shareholders;
2.	A Notice of the Special Shareholder Meeting;
3.	A Proxy Statement;
4.	The Proposed Investment Advisory Agreement; and
5.	A Proxy Card.

       Please direct all questions or comments regarding this filing to the undersigned at (414) 765-5384. Thank you very much.

Sincerely,

/s/ Rachel Lohrey

Rachel Lohrey
For U.S. Bancorp Fund Services, LLC